UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       Oscient Pharmaceuticals Corporation
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    68812R303
                                 (CUSIP Number)

                                November 25, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 10 Pages

CUSIP No. 68812R303                   13G                  Page 2 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Market Neutral Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $3,600,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727
            Shares

            859,539 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            10.64%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 3 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $3,600,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727
            Shares

            859,539 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            10.64%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 4 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $3,600,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727
            Shares

            859,539 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            10.64%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IA, HC
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 5 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners, Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $3,600,000 aggregate principal amount of 12.50%
                    Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727 Shares

                    859,539 Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $3,600,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,272,727
            Shares

            859,539 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            10.64%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 6 of 10 Pages

Item 1.

(a)  Name of Issuer

       Oscient Pharmaceuticals Corporation, a Massachusetts corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

       1000 Winter Street, Suite 2200
       Waltham, Massachusetts 02451


Item 2(a).  Name of Person Filing

       This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Shares (as defined in Item 2(d) below) of the Company:

       FUND

       (i) GLG Market Neutral Fund, with respect to the Shares held by it.

       INVESTMENT MANAGER

       (ii) GLG Partners, LP (the "Investment Manager"), with respect to the Shares held by GLG Market Neutral Fund to which the Investment Manager serves as investment manager.

       GENERAL PARTNER

       (iii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by GLG Market Neutral Fund.

       PARENT COMPANY

       (iv) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by GLG Market Neutral Fund.

       The Investment Manager serves as the investment manager to GLG Market Neutral Fund. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

       The address of the principal business office of the Parent Company is:

       390 Park Avenue, 20th Floor
       New York, New York 10022

       The address of the principal business office of each of the other Reporting Persons is:

       c/o GLG Partners LP

CUSIP No. 68812R303                   13G                  Page 7 of 10 Pages

       1 Curzon Street
       London W1J 5HB
       United Kingdom

Item 2(c).  Citizenship

       Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

       Common Stock, $0.10 par value (the "Shares")

Item 2(e)  CUSIP Number

       68812R303

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Quarterly Report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 10, 2008, indicates there were 14,256,628 Shares outstanding as of November 3, 2008. In addition, the Company indicated in a Current Report on

CUSIP No. 68812R303                   13G                  Page 8 of 10 Pages

Form 8-K filed on November 28, 2008 that it issued an additional 21,310,549 Shares in the Tender Offer. Therefore, the percentages in this Schedule 13G are based on 35,567,177 Shares outstanding and assumes the conversion of the reported notes.

The Investment Manager, which serves as the investment manager to GLG Market Neutral Fund, may be deemed to be the beneficial owner of all Shares owned by GLG Market Neutral Fund. The Investment Manager may exercise its investment authority directly or indirectly through various entities, including, without limitation, GLG, Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by GLG Market Neutral Fund. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are the Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by GLG Market Neutral Fund. Each of the Investment Manager, the General Partner, the Parent Company, GLG, Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Exhibit I.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 14, 2009, by and among GLG Market Neutral Fund , GLG Partners, Inc., GLG Partners LP and GLG Partners Limited.

CUSIP No. 68812R303                   13G                  Page 9 of 10 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 15, 2009

GLG MARKET NEUTRAL FUND

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager of GLG Market Neutral Fund

    By: /s/ Victoria Parry
       -----------------------------
    Name:  Victoria Parry
    Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Emmanuel Roman
       ------------------------------
    Name:  Emmanuel Roman
    Title: Managing Director



GLG PARTNERS, INC.

    By: /s/ Alejandro R. San Miguel
       -------------------------------
       Name:  Alejandro R. San Miguel
       Title: General Counsel and Corporate Secretary

CUSIP No. 68812R303                   13G                  Page 10 of 10 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.10 per share of Oscient Pharmaceuticals Corporation is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 15, 2009

GLG MARKET NEUTRAL FUND

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager of GLG Market Neutral Fund

    By: /s/ Victoria Parry
       -----------------------------
    Name:  Victoria Parry
    Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Emmanuel Roman
       ------------------------------
    Name:  Emmanuel Roman
    Title: Managing Director



GLG PARTNERS, INC.

    By: /s/ Alejandro R. San Miguel
       -------------------------------
       Name:  Alejandro R. San Miguel
       Title: General Counsel and Corporate Secretary